Exhibit 99.47

CANNTRUST™ RECEIVES CONDITIONAL APPROVAL TO LIST ON THE TSX AND ANNOUNCES

APPOINTMENT OF A NEW DIRECTOR

VAUGHAN, ON, Feb. 22nd, 2018 /CNW/ - CannTrust Holdings Inc. ("CannTrust" or the "Company" | CSE: TRST), a licensed producer of medical cannabis under the Health Canada Access to Cannabis for Medical Purposes Regulation ("ACMPR”) program, is pleased to announce that it has received conditional approval from the Toronto Stock Exchange (the "TSX") to list its common shares on the TSX.

"Graduating to the TSX represents yet another important milestone for CannTrust as we continue on our successful journey as one of Canada's leading cannabis companies" said Eric Paul, Chief Executive Officer of CannTrust.

CannTrust's listing on the Canadian Securities Exchange played an important role in the publicly recognized growth of the Company and this new listing on the TSX will allow a broader range of investors to participate in the CannTrust story.

Final approval of the listing is subject to CannTrust fulfilling certain standard and customary conditions required by the TSX, to be finalized on or before the TSX imposed deadline of May 21st, 2018. CannTrust is confident that it will satisfy all requirements and will release a statement immediately following the issuance of the TSX bulletin confirming the date on which shares of CannTrust will commence trading on the TSX. Upon completion of the final listing requirements, CannTrust's common shares will simultaneously be delisted from the Canadian Securities Exchange and begin trading on the TSX.

As part of its application to list on the TSX, CannTrust has agreed to assign its interest in the United States intellectual property and corresponding licensing arrangements held by the joint venture company Cannabis Coffee & Tea Pod Company Ltd. ("CCTPC"). The assignment was made to an affiliated company of CannTrust's joint venture partner Club Coffee for $1. The parties have agreed that the U.S. interests shall be assigned back to CCTPC for $1 in certain circumstances, including (i) federal legalization of marijuana in the United States, and/or (ii) the TSX revising its rules to allow its listed companies to have an interest in U.S. assets which are directly involved in the marijuana business.

CannTrust is also pleased to announce the appointment of Shawna Page as a Director of the Company. Shawna brings years of experience in both the capital markets, as well as the consumer retail markets. Shawna spent 10 years working at Merrill Lynch Canada, followed by 10 years at TD Securities where she was Managing Director and Chief of Staff. In 2007, Shawna launched a unique mass-channel brand of gender-specific and condition-specific nutraceuticals across Canada, and later in various international markets, which she successfully exited in November 2016.

About CannTrust™

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust™ brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 60,000 square foot state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 square foot Phase 1 redevelopment of its 430,000 square foot Niagara Greenhouse Facility. The Phase 2 expansion is underway and is anticipated to be completed and in cultivation towards the middle of 2018.

CannTrust™ is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

Forward-looking information include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Final Long Form Prospectus dated August 11, 2017 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust's Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The CSE does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Ivy Fung, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca